August 28, 2020	Filed Via SEDAR

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Subject: ZEN GRAPHENE SOLUTIONS LTD. - Confirmation of Mailing

Dear Sirs:

We are pleased to confirm that copies of the following materials were mailed to registered shareholders on August 28, 2020.

1. Proxy Form

2. Notice of Meeting/Notice & Access Notification

3. Request for Financials

4. Proxy Return Envelope

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Corporation.

Sincerely,

Agent for The ZEN GRAPHENE SOLUTIONS LTD.

390 Bay Street, Suite 920, Toronto, ON M5H 2Y2 Tel: 416-350-5007 Fax 416-350-5008 Website: www.capitaltransferagency.com email: info@capitaltransferagency.com